September 20, 2005

Mail Stop 4561

By U.S. Mail and facsimile to (212) 272-8904

Mr. Samuel L. Molinaro, Jr.
Executive Vice President and Chief Financial Officer
The Bear Stearns Companies Inc.
383 Madison Avenue
New York, New York  10179

Re:	The Bear Stearns Companies Inc.
	Form 10-K filed February 14, 2005
	File No. 1-08989

Dear Mr. Molinaro:

	We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


*    *    *    *    *    *    *

Form 10-K for the year ended November 30, 2004

Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies - Financial
Instruments, page 69

1. We note your disclosure on page 70 that you follow EITF
Statement
No. 02-3.  Please provide us with the following information:
* describe your accounting policy for recognition of unrealized gains and losses at the inception of the contracts;
* describe your accounting policy for recognition of previously unrecognized gains and losses subsequent to inception. Tell us whether these gains and losses are ever recognized and if so, describe the conditions for recognition; and
* separately quantify unrecognized gains and losses at the inception of the contracts and recognized gains and losses subsequent to inception during each period.

Note 5.  Transfers of Financial Assets and Liabilities, page 76

2. Please tell us how you believe you have met the disclosure requirements of paragraphs 17(f)(2) and 17(g)(4) of SFAS 140, or, why you believe these disclosures are not applicable. Specifically, please tell us and revise future filings to disclose:
* characteristics of the securitizations (including but not limited to recourse and restrictions on retained interests);
* gains or losses from sale of financial assets in securitizations;
* total principal amount of securitized assets outstanding; and
* delinquencies and credit losses associate with securitized assets



*    *    *    *    *    *    *


      As appropriate, please amend your filing or respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review, as appropriate. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Lisa Haynes, Staff Accountant at (202) 551-
3424
or me at (202) 551-3492 if you have questions.

								Sincerely,



	                        	 John P. Nolan
				Accounting Branch Chief

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Mr. Samuel L. Molinaro, Jr.
The Bear Stearns Companies Inc.
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